UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response: 14.5

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 15)*

Broadwind Energy, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

11161T108

(CUSIP Number)

Jeffrey L. Gendell

55 Railroad Avenue

Greenwich, Connecticut 06830

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 1, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 891861106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 16,520,728

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 16,520,728

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,520,728

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 891861106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 19,465,118*

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 19,465,118*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,465,118*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.2%*

14.	Type of Reporting Person (See Instructions) OO

(*) Estimated based on the transactions described in Item 4

CUSIP No. 891861106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Overseas Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 4,111,208*

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 4,111,208*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,111,208*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.9%*

14.	Type of Reporting Person (See Instructions) IA, PN

(*) Estimated based on the transactions described in Item 4

CUSIP No. 891861106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Overseas GP, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 4,111,208*

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 4,111,208*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,111,208*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.9%*

14.	Type of Reporting Person (See Instructions) OO

(*) Estimated based on the transactions described in Item 4

CUSIP No. 891861106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 11,188,667

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 11,188,667

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,188,667

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 891861106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 11,188,667

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 11,188,667

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,188,667

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.5%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 891861106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Overseas Associates, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 3,186,729*

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 3,186,729*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,186,729*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.0%*

14.	Type of Reporting Person (See Instructions) OO

(*) Estimated based on the transactions described in Item 4

CUSIP No. 891861106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine 25 Overseas Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 2,944,390*

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 2,944,390*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,944,390*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.8%*

14.	Type of Reporting Person (See Instructions) PN

(*) Estimated based on the transactions described in Item 4

CUSIP No. 891861106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Overseas Master Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 2,011,913*

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 2,011,913*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,011,913*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.9%*

14.	Type of Reporting Person (See Instructions) PN

(*) Estimated based on the transactions described in Item 4

CUSIP No. 891861106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Asset Associates, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 2,011,913*

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 2,011,913*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,011,913*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.9%

14.	Type of Reporting Person (See Instructions) OO

(*) Estimated based on the transactions described in Item 4

CUSIP No. 891861106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey L. Gendell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 39,963,635

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 39,963,635

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,963,635

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 37.5%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 15 to Schedule 13D is being filed by the Reporting Persons to further amend the Schedule 13D originally filed on March 5, 2007 (the “Original Schedule 13D”) and amended on August 29, 2007, October 26, 2007, November 13, 2007, November 30, 2007, January 25, 2008, April 29, 2008, June 6, 2008, July 25, 2008, September 22, 2008, November 4, 2008, November 10, 2008, January 9, 2009, October 23, 2009 and January 22, 2010 (the Original Schedule 13D, together with the amendments, the “Schedule 13D”), relating to the common stock, $0.001 par value per share (the “Common Stock”), of Broadwind Energy, Inc. (formerly known as Tower Tech Holdings Inc.) (the “Company”).  The Company’s principal executive offices are located at 47 East Chicago Avenue, Suite 332, Naperville, Illinois 60540.

Item 2.	Identity and Background
	(a)	This statement is filed by:
(i) Tontine Capital Partners, L.P., a Delaware limited partnership (“TCP”), with respect to the shares of Common Stock directly owned by it;
(ii) Tontine Capital Management, L.L.C., a Delaware limited liability company (“TCM”), with respect to the shares of Common Stock directly owned by each of TCP and T25;
(iii) Tontine Capital Overseas Master Fund, L.P. a Cayman Islands limited partnership (“TMF”) with respect to shares of Common Stock directly owned by it;
(iv) Tontine Capital Overseas GP, L.L.C., a Delaware limited liability company (“TCO”), with respect to shares of Common Stock owned by TMF;
(v) Tontine Partners, L.P., a Delaware limited partnership (“TP”), with respect to the shares of Common Stock directly owned by it;
(vi) Tontine Management, L.L.C., a Delaware limited liability company (“TM”), with respect to the shares of Common Stock directly owned by TP;

(vii) Tontine Overseas Associates, L.L.C., a Delaware limited liability company (“TOA”), with respect to the shares of Common Stock directly owned by Tontine Overseas Fund, Ltd., a Cayman Islands exempted company (“TOF”);

(viii) Tontine 25 Overseas Master Fund, L.P., a Cayman Islands limited partnership (“T25”), with respect to the shares of Common Stock directly owned by it;
(ix) Tontine Capital Overseas Master Fund II, L.P. a Cayman Islands limited partnership (“TCP 2”) with respect to shares of Common Stock directly owned by it;
(x) Tontine Asset Associates, L.L.C., a Delaware limited liability company (“TAA”), with respect to the shares of Common Stock directly owned by TCP 2; and
(xi) Jeffrey L. Gendell (“Mr. Gendell”) with respect to the shares of Common Stock directly owned by each of TCP, TMF, TP, TOF, T25 and TCP 2.

TCP, TCM, TMF, TCO, TP, TM, TOA, T25, TCP 2, TAA and Mr. Gendell are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)

The address of the principal business and principal office of each of TCP, TCM, TMF, TCO, TP, TM, TOA, T25, TCP 2 and TAA is 55 Railroad Avenue, Greenwich, Connecticut 06830.  The business address of Mr. Gendell is 55 Railroad Avenue, Greenwich, Connecticut 06830.

(c)

The principal business of each of TMF, TCP, TP, T25 and TCP 2 is serving as a private investment limited partnership.  The principal business of TCM is serving as the general partner of both TCP and T25.  The principal business of TCO is serving as the general partner of TMF.  The principal business of TM is serving as the general partner of TP.  The principal business of TOA is serving as the investment advisor of TOF.  The principal business of TAA is serving as the general partner of TCP 2.  Mr. Gendell serves as the managing member of TCM, TCO, TM, TOA and TAA.

	(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
	(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)

Each of TCP and TP is a limited partnership organized under the laws of the State of Delaware.  Each of TCO, TCM, TM, TOA and TAA is a limited liability company organized under the laws of the State of Delaware.  Each of TMF, T25 and TCP 2 is a limited partnership organized under the laws of the Cayman Islands.  Mr. Gendell is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

Except as set forth in Item 4, all of the shares of Common Stock owned by the Reporting Persons were or will be purchased with working capital and on margin.  The Reporting Persons’ margin transactions are with UBS Securities LLC, on such firm’s usual terms and conditions.  All or part of the shares of Common Stock directly owned by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to the Reporting Persons.  Such loans bear interest at a rate based upon the broker’s call rate from time to time in effect.  Such indebtedness may be refinanced with other banks or broker dealers.

Item 4.	Purpose of Transaction

Effective February 1, 2010, the Reporting Persons reallocated ownership of Common Stock among the entities comprising the Reporting Persons (the “Reallocation”).  When giving effect solely to the Reallocation, the aggregate Common Stock ownership of the Reporting Persons after the completion of the Reallocation will be the same as the aggregate Common Stock ownership of the Reporting Persons before the Reallocation.  In connection with the Reallocation, shares of Common Stock owned by TMF, TOF and T25 (collectively, the “Transferred Shares”) will be deemed to have been distributed in kind as of February 1, 2010 to certain investors holding ownership interests in TMF, TOF and/or T25, with all of the Transferred Shares then being immediately contributed by such investors to TCP 2.  The number of Transferred Shares reported in this Amendment No. 15 as being contributed to TCP 2 is a preliminary estimate by the Reporting Persons. The Reporting Persons expect to finalize the actual number of Transferred Shares by the end of February 2010, and a further amendment to this Schedule 13D will be filed when the number of Transferred Shares is finalized.  As of the date of this Amendment No. 15, the Reporting Persons estimate the number of Transferred Shares to be deemed distributed in kind by TMF to be 613,205 shares of Common Stock, to be deemed distributed in kind by TOF to be 1,152,086 shares of Common Stock, and to be deemed distributed in kind by T25 to be 246,622 shares of Common Stock, with all of such shares being immediately contributed to TCP 2.  However, the actual number of Transferred Shares, as ultimately determined by the Reporting Persons, may be materially different than the estimates disclosed in this paragraph.  The consideration for the Transferred Shares contributed to TCP 2 consists of ownership interests in TCP 2 that will be issued to such contributing TMF, TOF and T25 investors.  Also in connection with the Reallocation, certain investors holding partnership interests in TCP and/or TP contributed such interests to TCP 2 and, in exchange, received ownership interests in TCP 2, with TCP 2 holding, as a result, the contributed TCP or TP partnership interests.  The completion of the transactions described in this paragraph will not change the Reporting Persons’ purposes in holding shares of Common Stock as described in this Schedule 13D.

As discussed in more detail in Amendment No. 14 to this Schedule 13D, on October 30, 2009, the Company filed a registration statement on Form S-1, which was subsequently amended by filings on November 16, 2009, December 2, 2009, December 10, 2009, January 5, 2010, January 6, 2010 and January 14, 2010 (as amended, the “Offering Registration Statement”).  The Offering Registration Statement was declared effective by the SEC on January 14, 2010.  In connection with the Offering Registration Statement, on January 14, 2009, the Reporting Persons entered into an Underwriting Agreement (the “Underwriting Agreement”) with Macquarie Capital (USA) Inc. and J.P. Morgan Securities Inc., as the representatives of the underwriters set forth therein (collectively, the “Underwriters”), the Company and J. Cameron Drecoll, which provided in part for the purchase and sale in a firm commitment underwritten public offering (the “Offering”) of 5,000,000 shares of Common Stock owned by the Reporting Persons (the “Firm Shares”), with up to an additional 1,125,000 shares of Common Stock owned by the Reporting Persons (the “Option Shares”) to be sold in the Offering at the option of the Underwriters.  All of the Firm Shares and any Option Shares were to be purchased by the Underwriters at a price of $5.4625 per share.  The closing of the purchase and sale of the Firm Shares and all of the Option Shares occurred on January 21, 2010, and resulted in aggregate proceeds to the Reporting Persons of $33,457,813, which amount is net of all underwriting discounts.  In connection with the Offering, the Reporting Persons have agreed, pursuant to the Lock-Up Agreements (as defined below), to a lock-up period in which the Reporting Persons will refrain from making certain sales or transfers of Common Stock until after March 31, 2010.

The Reporting Persons acquired the shares of Common Stock for investment purposes and in the ordinary course of business.  All of the Reporting Persons may dispose of securities of the Company at any time and from time to time in the open market, through dispositions in kind to parties holding an ownership interest in TCP, TMF, TP, TOF, T25 and/or TCP 2, or otherwise.  In addition, TCP 2 may obtain securities of the Company through open market purchases, transfers from other Reporting Persons or otherwise.

One of the members of the Board of Directors of the Company is an employee of Tontine Associates, LLC, an affiliate of the Reporting Persons.  In connection with the board appointment rights of the Reporting Persons as discussed in Item 6, a sale of the Reporting Persons’ holdings in the Company may result in changes to the size and/or composition of the Company's Board of Directors.

Although the forgoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Company, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.  Accordingly, the Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem to be in their best interests.

Except as set forth in the Schedule 13D, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act, or (j) any action similar to any of those enumerated in items (a) through (i) above.

Item 5.	Interest in Securities of the Issuer
The following disclosure of share ownership by the Reporting Persons is as of the date of this Amendment No. 15 to Schedule 13D. A. Tontine Capital Partners, L.P.

(a) Aggregate number of shares beneficially owned:  16,520,728.   Percentage: 15.5%.  The percentages used herein and in the rest of Item 5 are calculated based upon 106,696,687 shares of Common Stock, which consists of 96,696,687 shares of Common Stock of the Company issued and outstanding as of December 31, 2009, as disclosed in the Company’s Prospectus filed with the SEC on January 15, 2010, plus 10,000,000 newly issued shares of Common Stock issued by the Company on January 21, 2010 pursuant to the Underwriting Agreement.

	(b)	1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote: 16,520,728

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition: 16,520,728

	(c)	TCP has not engaged in any transactions in Common Stock since the filing of Amendment No. 14 to this Schedule 13D on January 22, 2010.

(d)

TCM, the general partner of TCP, has the power to direct the affairs of TCP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TCM and in that capacity directs its operations.

	(e)	Not applicable.

B. Tontine Capital Management, L.L.C.

(a)	Aggregate number of shares beneficially owned: 19,465,118*. Percentage: 18.2%*.

(b)	1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote: 19,465,118*

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition: 19,465,118*

(c)	Except as disclosed herein, TCM has not engaged in any transactions in Common Stock since the filing of Amendment No. 14 to this Schedule 13D on January 22, 2010.

(d)	Not applicable.

(e)	Not applicable.

C. Tontine Capital Overseas Master Fund, L.P.

(a)	Aggregate number of shares beneficially owned: 4,111,208*. Percentage: 3.9%*.

(b)	1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote: 4,111,208*

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition: 4,111,208*

(c)	Except as disclosed herein, TMF has not engaged in any transactions in Common Stock since the filing of Amendment No. 14 to this Schedule 13D on January 22, 2010.

(d)

TCO, the general partner of TMF, has the power to direct the affairs of TMF, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TCO and in that capacity directs its operations.

(e)	Not applicable.

D. Tontine Capital Overseas GP, L.L.C.

(a)	Aggregate number of shares beneficially owned: 4,111,208*. Percentage: 3.9%*.

(b)	1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote: 4,111,208*

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition: 4,111,208*

(c)	Except as disclosed herein, TCO has not engaged in any transactions in Common Stock since the filing of Amendment No. 14 to this Schedule 13D on January 22, 2010.

(d)	Not applicable.

(e)	Not applicable.

E. Tontine Partners, L.P.

(a)	Aggregate number of shares beneficially owned: 11,188,667. Percentage: 10.5%.

(b)	1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote: 11,188,667

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition: 11,188,667

(c)	TP has not engaged in any transactions in Common Stock since the filing of Amendment No. 14 to this Schedule 13D on January 22, 2010.

(d)

TM, the general partner of TP, has the power to direct the affairs of TP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TM and in that capacity directs its operations.

(e)	Not applicable.

F. Tontine Management, L.L.C.

(a)	Aggregate number of shares beneficially owned: 11,188,667. Percentage: 10.5%.

(b)	1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote: 11,188,667

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition: 11,188,667

(c)	TM has not engaged in any transactions in Common Stock since the filing of Amendment No. 14 to this Schedule 13D on January 22, 2010.

(d)	Not applicable.

(e)	Not applicable.

G. Tontine Overseas Associates, L.L.C.

(a)	Aggregate number of shares beneficially owned: 3,186,729*. Percentage: 3.0%*.

(b)	1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote: 3,186,729*

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition: 3,186,729*

(c)	Except as disclosed herein, TOA has not engaged in any transactions in Common Stock since the filing of Amendment No. 14 to this Schedule 13D on January 22, 2010.

(d)

Each of the clients of TOA has the power to direct the receipt of dividends from or the proceeds of the sale of the shares of the Company.  Mr. Gendell is the Managing Member of TOA and in that capacity directs its operations.

(e)	Not applicable.

H. Tontine 25 Overseas Master Fund, L.P.

(a)	Aggregate number of shares beneficially owned: 2,944,390*. Percentage: 2.8%*.

(b)	1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote: 2,944,390*

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition: 2,944,390*

(c)	Except as disclosed herein, T25 has not engaged in any transactions in Common Stock since the filing of Amendment No. 14 to this Schedule 13D on January 22, 2010.

(d)

TCM, the general partner of T25, has the power to direct the affairs of T25, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TCM and in that capacity directs its operations.

(e)	Not applicable.

I. Tontine Capital Overseas Master Fund II, L.P.

(a)	Aggregate number of shares beneficially owned: 2,011,913*. Percentage: 1.9%*.

(b)	1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote: 2,011,913*

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition: 2,011,913*

(c)	Except as disclosed herein, TCP 2 has not engaged in any transactions in Common Stock.

(d)

TAA, the general partner of TCP 2, has the power to direct the affairs of TCP 2, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TAA and in that capacity directs its operations.

(e)	Not applicable.

J. Tontine Asset Associates, L.L.C.

(a)	Aggregate number of shares beneficially owned: 2,011,913*. Percentage: 1.9%*.

(b)	1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote: 2,011,913*

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition: 2,011,913*

(c)	Except as disclosed herein, TAA has not engaged in any transactions in Common Stock.

(d)	Not applicable.

(e)	Not applicable.

K. Jeffrey L. Gendell

(a)	Aggregate number of shares beneficially owned: 39,963,635. Percentage: 37.5%.

(b)	1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote: 39,963,635

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition: 39,963,635

(c)	Except as disclosed herein, Mr. Gendell has not engaged in any transactions in Common Stock since the filing of Amendment No. 14 to this Schedule 13D on January 22, 2010.

(d)	Not applicable.

(e)	Not applicable.

(*) Estimated based on the transactions described in Item 4

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On March 1, 2007, the Company, TCP and TMF entered into a Registration Rights Agreement, which was subsequently amended by (i) an Amendment to Registration Rights Agreement dated October 19, 2007 by and among the Company, TCP, TMF, TP, TOF and T25, (ii) an Amendment No. 2 to Registration Rights Agreement dated July 18, 2008 by and among the Company, TCP, TMF, TP, TOF and T25, (iii) an Amendment No. 3 to Registration Rights Agreement dated September 12, 2008 by and among the Company, TCP, TMF, TP, TOF and T25, and (iv) an Amendment No. 4 to

Registration Rights Agreement dated October 31, 2008 by and among the Company, TCP, TMF, TP, TOF and T25 (as amended, the “Registration Rights Agreement”).  On January 9, 2009, TCP, TMF, TP, TOF and T25 entered into a letter agreement (the “RRA Letter Agreement”), which (i) waived the requirement under the Registration Rights Agreement that the Company must file a shelf registration statement by December 31, 2008 to register the resale of the shares of Common Stock owned by the Reporting Persons and (ii) extended the date by which the Company is required to file the shelf registration statement to March 31, 2009.  The demand and “piggyback” registration rights granted to the Reporting Persons (and their qualifying transferees) under the Registration Rights Agreement are unaffected by the RRA Letter Agreement.

Pursuant to the Registration Rights Agreement, on May 27, 2009, the Company filed a registration statement on Form S-1 registering, among other things, the resale of 47,003,635 shares of Common Stock held by the Reporting Persons (the “Resale Registration Statement”).  The Resale Registration Statement was declared effective on August 17, 2009.  Pursuant to the Registration Rights Agreement, the Company has agreed to maintain the effectiveness of the Resale Registration Statement until the Reporting Persons no longer hold any securities eligible for registration thereunder.

As previously discussed in Amendment No. 14 to Schedule 13D, the Company has filed the Offering Registration Statement, which was declared effective by the SEC on January 14, 2010.  The Offering Registration Statement in part registers the sale in the Offering of the Firm Shares and the Option Shares.

As previously discussed in Amendment No. 14 to Schedule 13D, on January 14, 2010, the Reporting Persons entered into the Underwriting Agreement which provides for the sale at a price of $5.4625 per share by the Reporting Persons to the Underwriters of the Firm Shares and, upon the exercise of the Over-Allotment Option by the Underwriters, a portion or all of the Option Shares.  The Closing of the sale of the Firm Shares and all of the Option Shares occurred on January 21, 2010.

In connection with the Offering, on December 10, 2009, TCP, TMF, TP, TOF and T25 each executed a letter (the “December Lock-Up Agreement”) addressed to Macquarie Capital (USA) Inc. and J.P. Morgan Securities Inc., the representatives of the Underwriters, in which TCP, TMF, TP, TOF and T25 agreed to a lock-up period in which TCP, TMF, TP, TOF and T25 would refrain from making certain sales or transfers of Common Stock until the date that is 75 days after the date of the Prospectus filed in connection with the Offering, subject to certain exceptions and potential extension as set forth therein. On February 3, 2010, TCP 2 executed a letter (the “TCP 2 Joinder,” and together with the December Lock-Up Agreement, the “Lock-Up Agreements”) addressed to Macquarie Capital (USA) Inc. and J.P. Morgan Securities Inc., in which TCP 2 agreed to be bound by terms similar to those set forth in the December Lock-Up Agreement.

Under the terms of a Securities Purchase Agreement between TCP, TP, TOF, T25 and the Company dated April 22, 2008, the parties affirmed certain rights initially granted to the Reporting Persons under a Securities Purchase Agreement between the Company, TCP, TMF, TP, TOF and T25, dated August 22, 2007 (the “August 2007 SPA”) and a Securities Purchase Agreement between the Company, TCP and TMF dated March 1, 2007 (the “March 2007 SPA”), such that so long as the Reporting Persons hold up to 10% of the outstanding Common Stock, they will have the right to appoint up to two nominees to the Company’s Board of Directors and the right to appoint a representative to observe meetings of the respective Board and committee meetings of the Company and its subsidiaries, and for so long as the Reporting Persons hold up to 20% of the outstanding Common Stock, they will have the right to appoint up to three nominees to the Company’s Board of Directors and a representative to observe Board and committee meetings.

TCP and TMF have entered into an agreement with J. Cameron Drecoll, Patrick Rosmonowski, Dennis Palmer and Noel Davis (collectively, the “Former BF Shareholders”), the former shareholders of Brad Foote Gear Works, Inc., a corporation that was acquired by the Company on October 19, 2007, whereby (i) TCP and TMF agreed that, so long as the Former BF Shareholders collectively own at least 15% of the Common Stock of the Company, TCP and TMF and their affiliates would vote their shares of the Common Stock of the Company in favor of the election of J. Cameron Drecoll as a director of the Company, and (ii) the Former BF Shareholders agreed that, so long as the Reporting Persons have the right to appoint at least one director to the Board of Directors of the Company (in connection with their rights under the August 2007 SPA or the March 2007 SPA), the Former BF Shareholders would vote their shares of Common Stock of the Company in favor of the election of those individuals appointed by the Reporting Persons.

At the time the parties entered into the March 2007 SPA, TCP, TMF and each of Christopher Allie, Raymond L. Brickner, III, Terence P. Fox and Daniel P. Wergin (each a “Seller” and collectively, the “Sellers”) entered into a separate Securities Purchase Agreement dated March 1, 2007 (the “Founders SPA”).  Pursuant to the terms of the March 2007 SPA and the Founders SPA, TCP, TMF and the Sellers entered into an Irrevocable Proxy (the “Irrevocable Proxies”) granting TCP and TMF a right to vote each of their shares of Common Stock (i) to ensure that any future acquisitions by the Reporting Persons of up to 35% of the fully-diluted outstanding Common Stock will not be subject to anti-takeover provisions included in any of the Company’s organizational documents or the laws and regulations of any governmental authority; and (ii) for the election of directors for the purpose of enforcing the right of the Reporting Persons to appoint its designees to the Company’s Board of Directors.   Pursuant to the Irrevocable Proxies, each Seller also agreed in his capacity as a director of the Company to vote for the Board designees of the Reporting Persons and to enforce the rights of the TMF and TCP in connection with any future acquisitions by them of Common Stock.

On March 1, 2007, TCP, Integritas, Inc., the Sellers, Samuel W. Fairchild and certain trusts affiliated with the Sellers (the “Stockholders”), entered into a letter agreement (the “Right of First Offer/Refusal”), whereby the Stockholders granted TCP and its affiliates a right of first offer and a right of first refusal for the shares of Common Stock owned or acquired by the Stockholders or certain of their affiliates following the consummation of the transactions contemplated by the March 2007 SPA and the Founders SPA.  Under the Right of First Offer/Refusal, any Stockholder who desires to transfer Common Stock to an unaffiliated third party must provide TCP a right of first offer.  If TCP makes an offer, the Stockholder may either accept TCP’s offer, attempt to sell the Common Stock to another party (at no less than 105% of TCP’s offer price within 30 days of TCP’s offer), or determine not to transfer the Common Stock.  If TCP does not make an offer, such stockholder may solicit offers to sell all or a portion of its offered shares to any party for a two month period.  In addition, and subject to certain conditions, if a Stockholder who desires to transfer Common Stock receives an unsolicited offer from a third party who is not an affiliate of such Stockholder, TCP shall have a right of first refusal to purchase such Common Stock upon the same terms presented by the third party.  Under the Right of First Offer/Refusal, the Company agreed to instruct its transfer agent to impose restrictions on the shares subject to the Right of First Offer/Refusal.

Except as described in the Schedule 13D, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits
	1.	Letter, dated February 3, 2010, by Tontine Capital Overseas Master Fund II, L.P.

2.

Underwriting Agreement, dated January 14, 2010, by and among Tontine Capital Overseas Master Fund, L.P., Tontine Capital Partners, L.P., Tontine Overseas Fund, Ltd., Tontine Partners, L.P. and Tontine 25 Overseas Master Fund, L.P., Macquarie Capital (USA) Inc. and J.P. Morgan Securities Inc., as the representatives of the Underwriters set forth therein, the Company and J. Cameron Drecoll (Previously filed as Exhibit 1 to the Reporting Persons’ Schedule 13D filed on January 22, 2010).

3.

Letter, dated December 10, 2009, by Tontine Capital Overseas Master Fund, L.P., Tontine Capital Partners, L.P., Tontine Overseas Fund, Ltd., Tontine Partners, L.P. and Tontine 25 Overseas Master Fund, L.P. (Previously filed as Exhibit 2 to the Reporting Persons’ Schedule 13D filed on January 22, 2010).

4.

Securities Purchase Agreement, dated March 1, 2007, by and among Tontine Capital Partners, L.P., Tontine Capital Overseas Master Fund, L.P. and the Company (Previously filed as Exhibit 1 to the Reporting Persons’ Schedule 13D filed on March 5, 2007).

5.

Securities Purchase Agreement, dated March 1, 2007, by and among Tontine Capital Partners, L.P., Tontine Capital Overseas Master Fund, L.P., Christopher Allie, Raymond L. Brickner, III, Terence P. Fox and Daniel P. Wergin (Previously filed as Exhibit 2 to the Reporting Persons’ Schedule 13D filed on March 5, 2007).

6.

Registration Rights Agreement, dated March 1, 2007, by and among Tontine Capital Partners, L.P., Tontine Capital Overseas Master Fund, L.P. and the Company (Previously filed as Exhibit 3 to the Reporting Persons’ Schedule 13D filed on March 5, 2007).

7.

Right of First Offer/Refusal Letter Agreement, dated March 1, 2007, from Tontine Capital Partners, L.P., and agreed and accepted to by each of Integritas, Inc., Christopher Allie, Raymond L. Brickner, III, Terence P. Fox, Daniel P. Wergin, Samuel W. Fairchild and certain of their trusts (Previously filed as Exhibit 4 to the Reporting Persons’ Schedule 13D filed on March 5, 2007).

8.

Form of Irrevocable Proxy of each of Christopher Allie, Raymond L. Brickner, III, Terence P. Fox and Daniel P. Wergin, each dated March 1, 2007 (Previously filed as Exhibit 5 to the Reporting Persons’ Schedule 13D filed on March 5, 2007).

9.

Proxy Agreement, dated August 22, 2007, by and among Tontine Capital Partners, L.P., Tontine Capital Overseas Master Fund, L.P., J. Cameron Drecoll, Patrick Rosmonowski, Dennis Palmer and Noel Davis (Previously filed as Exhibit 5 to the Company’s Schedule 13D filed on August 29, 2007).

	10.	Securities Purchase Agreement, dated August 22, 2007, by and among Tontine Capital Partners, L.P., Tontine

Capital Overseas Master Fund, L.P. and the Company (Incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on August 24, 2007).

11.

Securities Purchase Agreement, dated August 23, 2007, by and among Tontine Capital Partners, L.P., Tontine Capital Overseas Master Fund, L.P., Alex C. Allie, Peter C. Allie, Christopher C. Allie, Stacey C. Culligan, Wergin Family Dynasty Trust 2005, Daniel P. Wergin and Terence P. Fox (Previously filed as Exhibit 4 to the Reporting Persons’ Schedule 13D filed on August 23, 2007).

12.

Amendment to Registration Rights Agreement dated October 19, 2007 by and among the Company, Tontine Capital Overseas Master Fund, L.P., Tontine Capital Partners, L.P., Tontine Overseas Fund, Ltd., Tontine Partners, L.P. and Tontine 25 Overseas Master Fund, L.P. (incorporated by reference to Exhibit 6 to the Company’s Current Report on Form 8-K filed on October 24, 2007).

13.

Securities Purchase Agreement, dated October 29, 2007, by and among Tontine Capital Overseas Master Fund, L.P., Tontine Capital Partners, L.P., Tontine Overseas Fund, Ltd., Raymond L. Brickner III, Terence P. Fox and Daniel P. Wergin (Previously filed as Exhibit 1 to the Reporting Persons’ Schedule 13D filed on November 13, 2007).

14.

Amendment No. 2 to Registration Rights Agreement dated July 18, 2008 by and among the Company, Tontine Capital Overseas Master Fund, L.P., Tontine Capital Partners, L.P., Tontine Overseas Fund, Ltd., Tontine Partners, L.P. and Tontine 25 Overseas Master Fund, L.P. (Previously filed as Exhibit 1 to the Reporting Persons’ Schedule 13D filed on July 25, 2008).

15.

Amendment No. 3 to Registration Rights Agreement, by and among, dated September 12, 2008, by and among the Company, Tontine Capital Overseas Master Fund, L.P., Tontine Capital Partners, L.P., Tontine Overseas Fund, Ltd., Tontine Partners, L.P. and Tontine 25 Overseas Master Fund, L.P. (Previously filed as Exhibit 1 to the Reporting Persons’ Schedule 13D filed on September 22, 2008).

16.

Amendment No. 4 to Registration Rights Agreement, dated October 31, 2008, by and among by and among the Company, Tontine Capital Overseas Master Fund, L.P., Tontine Capital Partners, L.P., Tontine Overseas Fund, Ltd., Tontine Partners, L.P. and Tontine 25 Overseas Master Fund, L.P. (Previously filed as Exhibit 1 to the Reporting Persons’ Schedule 13D filed on November 4, 2008).

17.

Letter Agreement, dated January 9, 2009 by and among the Company, Tontine Capital Overseas Master Fund, L.P., Tontine Capital Partners, L.P., Tontine Overseas Fund, Ltd., Tontine Partners, L.P. and Tontine 25 Overseas Master Fund, L.P. (Previously filed as Exhibit 1 to the Reporting Persons’ Schedule 13D filed on January 15, 2009).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 3, 2010
Date
/s/ Jeffrey L. Gendell
Signature

Jeffrey L. Gendell, individually, as managing member of Tontine Capital Management, L.L.C., general partner of Tontine Capital Partners, L.P. and Tontine 25 Overseas Master Fund, L.P., as managing member of Tontine Capital Overseas GP, L.L.C., general partner of Tontine Capital Overseas Master Fund, L.P., as managing member of Tontine Management, L.L.C., general partner of Tontine Partners, L.P., as managing member of Tontine Overseas Associates, L.L.C., investment advisor of Tontine Overseas Fund, Ltd., and as managing member of Tontine Asset Associates, L.L.C., the general partner of Tontine Capital Overseas Master Fund II, L.P.

Name/Title